UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:  0-22704

                    Ship Finance International Limited
             (Translation of registrant's name into English)

    Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda (Address
                 of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated August 17, 2007, announcing the Company's invitation to the presentation of its results for the second quarter of 2007.

                                    Exhibit 1
                                    ---------


SFL - Invitation to Presentation of 2Q 2007 Results

Press release from Ship Finance International Ltd. August 17, 2007

Ship Finance International Limited ("Ship Finance") (NYSE: SFL) plans to release its financial results for the second quarter 2007 on Wednesday, August 22, 2007.

The Company plans to host a conference call and a webcast for all shareholders and interested parties on Wednesday, August 22, 2007 at 10:00 AM (EST) / 4:00 PM (Central European Time). Relevant material will be available to download from the Investor Relations section at www.shipfinance.org from Wednesday.

In order to listen to the presentation you may do one of the following:

a. Webcast
----------

Go to the Investor Relations section at www.shipfinance.org and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Conference Call Participants dial in numbers:
------------------------------------------------

US Toll Free #                        1-866-966-9444
International Dial In #               +44 1452 552 510
Norwegian Toll Free #                 800 193 95

The Conference ID is: 12483738

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

A replay of the conference call will be available until Wednesday, August 29, 2007 by dialing:
US Toll Free #                         1-866-247-4222
International Dial In #                +44 1452 550 000

The replay access code is: 12483738#


About Ship Finance
------------------

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, Ship Finance has a fleet consisting of 71 vessels, including 37 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs and 5 offshore supply vessels and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on medium or long term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
---------------------------------------------------------

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                      Ship Finance International Limited



Dated:  August 17, 2007               By /s/ Lars Solbakken
                                         ---------------------------------------
                                         Name:  Lars Solbakken
                                         Title: Chief Executive Officer
                                                Ship Finance Management AS